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September 30, 2005




VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Owen Pinkerton, Senior Counsel

Ladies and Gentlemen:

         On behalf of Medical Properties Trust, Inc. (the "Company"), enclosed herewith is Amendment No. 2 to the Company's Registration Statement on Form S-11 (the "Amendment"), as filed with the Securities and Exchange Commission on January 6, 2005, File No. 333-121883 (the "Registration Statement"). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff dated August 12, 2005 (the "Comment Letter"), and addressed to Edward K. Aldag, Jr., Chairman, President and Chief Executive Officer of the Company. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment Letter, to members of the Staff specified in the Comment Letter.

         The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

Selling Stockholders, page 128

1. We note that the selling stockholders table is incomplete. We may have additional comments once the table is completed.


         RESPONSE: We have included the completed selling stockholders table in the Registration Statement. See pages 115 - 125.


Where You Can Find More Information, page 182

2. Please revise to update the address of the SEC's public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

         RESPONSE: We have revised the Registration Statement as requested. See page 168.

Part II - Exhibits

3.       Please file your legal and tax opinions.

         RESPONSE: We have filed the legal and tax opinions. See Exhibits 5.1 and 8.1.

Please do not hesitate to contact the undersigned or, in his absence, Thomas O. Kolb (205) 250-8321, if you have any questions or comments relating to the Company's response to the Comment Letter.



                                        Very truly yours,



                                        /s/ B.G. Minisman, Jr.
                                        ----------------------
                                        B. G. Minisman, Jr.
                                        of Baker, Donelson, Bearman, Caldwell &
                                        Berkowitz, PC

cc:      Andrew Mew
         Cicely Luckey
         Michael McTiernan
         Medical Properties Trust, Inc.